EXHIBIT 99.2

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1 Name of the Parties to the Transaction

Coral Gold Resources Ltd. (“Coral”) and Nomad Royalty Company Ltd. (“Nomad”).

Item 2 Description of the Transaction

On November 19, 2020, Nomad acquired all of the issued and outstanding common shares of Coral (the “Coral Shares”) by way of a court approved plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The Arrangement was effected pursuant to an arrangement agreement dated August 23, 2020, as amended on October 2, 2020 between Nomad and Coral (the “Arrangement Agreement”).

For each Coral Share, former Coral shareholders received $0.05 in cash, 0.80 of a common share of Nomad (a “Nomad Share”) and 0.4 of a common share purchase warrant of Nomad (a “Nomad Warrant”). The total consideration paid by Nomad to Coral former shareholders consisted of an aggregate amount of $2,499,641.85 in cash and the issuance of an aggregate of 39,994,252 Nomad Shares and 19,997,118 Nomad Warrants. Each full Nomad Warrant entitles the holder thereof to purchase one additional Nomad Share at a price of $1.71 (the “Warrant Exercise Price”) until November 19, 2022. If the daily volume-weighted average trading price of the Nomad Shares on the Toronto Stock Exchange exceeds the Warrant Exercise Price by at least 25% for any period of 20 consecutive trading days after one year from the date of issuance, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

The Arrangement was approved by the shareholders of Coral on November 12, 2020 and by the Supreme Court of British Columbia on November 16, 2020. The Coral Shares were delisted from the TSX Venture Exchange at the close of business on November 20, 2020.

As part of the Arrangement, immediately following the acquisition of all of the Coral Shares by Nomad, Coral and 1268442 B.C. LTD. (“8442”), a wholly-owned subsidiary of Nomad, amalgamated (the “Amalgamation”), continuing as one corporation under the name “Coral Gold Resources Ltd.” (“New Coral”).

Item 3 Effective Date of Transaction

November 19, 2020.

Item 4 Names of Each Party, if any, that Ceased to be an Issuer Subsequent to the Transaction and of each Continuing Entity

Immediately prior to the completion of the Arrangement, Coral was a reporting issuer in each of the provinces of British Columbia, Alberta and Ontario.

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New Coral became a reporting issuer in each of the provinces of British Columbia, Alberta and Ontario as its existence was the result of the Amalgamation between Coral and 8442. New Coral has submitted an application to cease to be a reporting issuer under the securities laws of each of the provinces of British Columbia, Alberta and Ontario.

Nomad will continue to be a reporting issuer in each of the provinces of Canada.

Item 5 Date of the Issuer’s First Financial Year-End Subsequent to the Transaction

The year-end of Coral before the Amalgamation was January 31. 8442’s year end is December 31. The firs financial year-end of New Coral subsequent to the Amalgamation is December 31, 2020.

Item 6 Periods, including comparative periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Issuer’s First Financial Year Subsequent to the Transaction

Given the application to cease to be a reporting issuer under the securities laws of each of the provinces of British Columbia, Alberta and Ontario, New Coral does not expect to file any interim financial reports or financial statements in respect of any period subsequent to the Amalgamation.

Item 7 Documents filed under NI 51-102 that described the Transaction

The terms of the Arrangement are summarized in:

(a)	the joint press release of Coral and Nomad, dated August 24, 2020;

(b)	the Arrangement Agreement between Coral and Nomad dated August 23, 2020 and filed on September 2, 2020;

(c)	the material change report of Coral dated and filed September 3, 2020;

(d)	the Arrangement Agreement First Amending Agreement between Coral and Nomad dated October 2, 2020 and filed on October 13, 2020;

(e)	the management information circular of Coral dated October 9, 2020 and filed on October 14, 2020;

(f)	the press release of Coral dated October 15, 2020;

(g)	the press release of Coral dated November 12, 2020;

(h)	the press release of Coral dated November 16, 2020;

(i)	the joint press release of Coral and Nomad dated November 19, 2020; and

(j)	the material change report of Coral dated and filed November 30, 2020, copies of which are available on under Coral’s profile on SEDAR at www.sedar.com.

Dated: November 30, 2020

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